February 11, 2026

Charles P. Ferry
Chief Executive Officer
Duos Technologies Group, Inc.
7660 Centurion Parkway, Suite 100
Jacksonville, Florida 32256

        Re: Duos Technologies Group, Inc.
            Registration Statement on Form S-3
            Filed February 11, 2026
            File No. 333-293372
Dear Charles P. Ferry:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    J. Thomas Cookson, Esq.